April 2, 2008	Michael J. Koss Vice Chairman, President, Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer

Koss Corporation 4129 North Point Washington Avenue Milwaukee, Wisconsin 53212

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:                             Koss Corporation
Form 10-K for Fiscal Year Ended June 30, 2007
Filed August 20, 2007
File No. 000-03295

Dear Ms. Blye:

Koss Corporation (“Koss”, the “Company”, or “we”) hereby respectfully submits our response to your letter, dated March 26, 2008, regarding disclosure relating to contacts with countries that have been identified as state sponsors of terrorism.  For your convenience, we have set forth below your numbered comment in italics followed by the company’s response thereto.

General

1.                                      You disclose on page 4 that your products are sold in countries in the Middle East, Africa, Asia, and the Caribbean, among other regions of the world.  Although you make general reference on p. 8 to concerns related in part to “the most recent developments in North Korea [and] Iran…,” your filing does not include any specific information regarding contacts with Cuba, Iran, North Korea, Sudan, and Syria, countries located in the regions in which your products are sold.  These countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, North Korea, Sudan, or Syria, whether through direct or indirect arrangements.  Your responses should describe in reasonable detail any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

The Company does not sell any products directly or indirectly into, nor conducts any business with, any of the referenced countries.  The Company does not have any past, current, and anticipated sales, services, agreements, commercial arrangements, or other contacts with the referenced countries or any entities controlled by them.

For clarity, we point out that it is possible that, without the Company’s knowledge or consent, third party customers of the Company or its subsidiaries in various locations around the world have in the past or may in the future engage in diversion or, in other words, sell into sanctioned or embargoed countries products purchased from the Company or its subsidiaries for sale in other countries.  It is the Company’s policy to make all efforts to stop diversion to embargoed or sanctioned countries whenever the Company becomes aware of it.

*        *        *

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or would like further information concerning any of the responses above, please do not hesitate to contact me at (414) 967-1566.

Sincerely,

/s/ Michael J. Koss
Michael J. Koss
Vice Chairman, President, Chief
Executive Office, Chief Operating
Officer, and Chief Financial Officer